Filed by Independent Bank Corp.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject company: Blue Hills Bancorp, Inc.
Commission File No. 001-36551

Independent Bank Corp.

Independent Bank Corp. Acquisition of the Blue Hills Bancorp Conference Call

September 21, 2018 at 8:45 a.m. Eastern

Christopher Oddliefson, Chief Executive Officer

Robert Cozzone, Chief Financial Officer
PRESENTATION

Operator
Good morning and welcome to the Independent Bank Corp. Acquisition of the Blue Hills Bancorp Conference Call. All participants will be in listen‑only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press star, then one on your telephone keypad. To withdraw your question, please press star, then two.

Before proceeding, let me mention that this call may contain forward-looking statements with respect to the financial condition, results of operations, and the business of Independent Bank Corp. Actual results may be different. Factors that may cause actual results to differ include those identified in our Annual Report on our Form 10-K and our earnings press release. Independent Bank Corp. cautions you against unduly relying upon any forward-looking statements and disclaims any intent to update publicly - and any forward-looking statements, whether in response to new information, future events, or otherwise.

Please note that this event is being recorded. And I would now like to turn the conference over to Chris Oddleifson, CEO of Independent Bank Corp. Please go ahead, sir.

Christopher Oddleifson
Thank you, Collin. Good morning, everyone, and thank you for joining us this morning to talk about the latest and most exciting chapter in the Rockland Trust story. I am joined today by Rob Cozzone, our Chief Financial Officer. We are absolutely delighted to announce our agreement to acquire Blue Hills Bancorp, a $2.7 billion asset bank based in the Boston area. This is a wonderful in-market transaction for us that offers excellent strategic fit and terrific economics. Rob and I will be speaking to the presentation slides that accompanied the announcement.

Let’s turn to Slide #3, that highlights the strategic and financial benefits of this combination. The underlying rationale is both simple and compelling. It materially boosts our presence in the coveted Boston market and surrounding towns which have been enjoying enviable economic growth and business expansion in the current cycle. It is also highly complementary to our own expansion moves we’ve been making in this market over the past several years. The transaction further gains us entry into several attractive submarkets as in the towns of Dedham and Milton, as well as providing a commanding presence on Nantucket Island.

This move serves to vault us into the number one deposit share position in Massachusetts of any bank headquartered in this state, along with the most extensive branch network with about 100 locations. It also represents the bringing together of two profitable and growing companies. We feel our combined, broad product lines set up quite well with their large customer base, and the increased scale from the combination creates ample opportunity to create meaningful operating efficiencies.

Financially, this is a very attractive transaction. We’re expecting healthy earnings accretion and a solid IRR, even while absorbing the added costs of crossing the $10 billion asset threshold, for which we’re well prepared. The impact on the tangible book value per share is expected to be slightly positive and our proforma capital position remains strong. Rob will cover the transaction details in more detail shortly.

Moving to Slide #4, for those of you who are not familiar with Blue Hills Bank, the next slide provides a good overview. This is a terrific community bank whose origins trace back to 1871, with deep roots in the neighborhoods of Boston. Blue Hills is a high quality bank that has admirably transformed itself over the recent past, under the very capable leadership of Bill Parent their CEO, and has rebranded itself, steadily built up its commercial banking franchise, had a capital public offering, expanded into neighboring towns, and impressively improved its financial performance. Their financial profile is shown here as well, no need to go through it in detail, but I would emphasize that they are nicely profitable, well capitalized, and have a strong credit profile. I have known Bill now for a while and am impressed with what he and his team have accomplished since taking over. We also share many of the same philosophies in cultivating relationships with customers, employees, communities, and shareholders, and he shares the same excitement about the potential of our combined company.

Moving to Slide #5, it depicts the performance methods and changes that Blue Hills has achieved over the past few years. They’ve steadily repositioned their loan portfolio to a healthier blend of commercial and consumer loans, and, as you can see, their financial performance has been marked by steady progress in their margins, earning levels, and returns. This has been accompanied by strong revenue growth and credit quality. As I said, Blue Hills is an impressive franchise, and we’re really thrilled to join forces with them.

Moving on to the next slide, Slide #6, the one with the map, one can just sort of immediately see from the picture, the in market and complementary nature of this transaction. Also depicted in this slide is the nice boost in market share in both Suffolk and Norfolk Counties encompassing Boston Proper and the surrounding towns. Our combined footprint really blankets Eastern Massachusetts, from Greater Boston down through Cape Cod, where the vast majority of economic activity, business growth, and population density is centered. As I stated earlier, we’ll enjoy the top deposit market share in the state for those banks headquartered in Massachusetts. We are especially excited to acquire the dominant position in Nantucket, which parallels our own recent move into neighboring Martha’s Vineyard.

Moving to Slide #7, we consider this a low-risk transaction. We have performed extensive due diligence on all aspects of their operations within an internal team and a number of third-party independent assessments. Blue Hills possesses an excellent track record in credit and has a comprehensive risk management framework in place. I will note that we have a strong familiarity with these local markets along with we have, as you know, extensive experience converting similar operating systems. Despite Blue Hills’ bigger size, their franchise does mirror many of the other end market banks we’ve acquired and successfully integrated over the years, and we take great pride in how seamlessly we’ve assimilated these banks and carry that confidence into this integration effort.

This transaction will easily put us over the $10 billion asset threshold. As many of you know from our quarterly earnings conference calls, we’ve been preparing for this eventuality for quite some time now. We’ve been steadily investing in staffing and technology across the range of audit, compliance, operations, and enterprise risk management. Although no longer required to be submitted, we have also performed the more rigorous stress testing that accompanies severe economic scenarios. The added costs of crossing the $10 billion mark are fully absorbed by this transaction and help defray the costs we would otherwise have incurred as we neared this threshold on a standalone basis.

Now I’d like Rob to take us through the next few slides.

Robert Cozzone
Good morning. Beginning on Slide #8, you will see that as of Wednesday night’s close, the transaction is valued at $25.87 per share, or $726 million in the aggregate. That represented a 12 percent premium to Blue Hills’ closing price on Wednesday. As of last night’s close, the transaction is valued at approximately $730 million. As shown, options will be cashed out at $26.25 per share. In terms of transaction multiples, $25.87 equates to 1.78 times Blue Hills’ June 30th tangible book value per share, and using our currency, with a tangible book value multiple of over 3.3 times, certainly helps offset tangible book dilution in the transaction. When including our cost savings estimates, the multiples of earnings is approximately 14 times. On a proforma basis, Blue Hills’ shareholders will own 18 percent of the combined company, supporting the decision to add three Blue Hills’ directors to the independent board. Over the years, Blue Hills has attracted several highly qualified directors to its board.

Given the size of the transaction, it will be subject to approval by both shareholder groups as well as regulators, and we expect to close the transaction during the first half of 2019.

On Slide #9, you will see some of our financial assumptions. We are confident that we can realize cost savings of at least 50 percent. As listed, a large percentage will come from legacy conversion benefits plans. In addition, meaningful savings will be realized in systems, facilities, and professional fees. As is normally the case, savings will also be realized in administrative and back office functions.

Chris described our preparedness for the crossing of $10 billion and the investments we have already made. We do believe that there are some additional investments needed and estimate those will be approximately $1 million annually. The largest financial impact of crossing $10 billion, of course, is Durbin, which we estimate at $9.25 million on a combined basis. Should we close in the first half of 2019, lower interchange revenue will begin in July of 2020. Notably, we’ve included an estimate of higher FDIC assessments as an offset to our cost savings assumption.

Although Blue Hills has a very clean loan portfolio at 1.05 percent, we estimate that the final loan credit mark will be slightly higher than their current allowance for loan loss. A restructuring charge of $36 million, pretax, is primarily made up of change-of-control contracts, professional fees, and vendor contract terminations, some of which will show up in the current quarter.

Net sale value marks are primarily related to loans and held to maturity securities as a large percentage of the fixed rate portfolio in the loan book was originated during periods of lower rates. With rising rates, core deposit intangibles are increasing, and our estimate for Blue Hills’ deposit base is 2.7 percent, or $33 million. Core deposit intangible we amortized using the accelerated method over ten years.

As with other transactions we have done, we believe there are additional revenue opportunities given our broader product set, the most obvious being wealth management. None of these synergies are included in the model today.

Transitioning to Slide #10 shows our anticipated financial outcomes. Focusing on the left-hand column, which includes the impact of crossing $10 billion, we anticipate the transaction will be more than 4 percent accretive to earnings during 2019 and 2020 and will be essentially neutral to tangible book value per share. We also anticipate an internal rate of return of 16 percent.

Finally, you can see at the bottom of Slide #10, anticipated proforma capital ratios which remain well above regulatory thresholds.

Chris will now take the last couple of slides in the presentation.

Christopher Oddleifson
Great. Thanks, Rob. We’re on Slide #11, which shows the composite of the bank’s acquisitions we’ve made over the last ten-plus years. They all have several things in common - great strategic fit, reasonable and fair pricing, and immediate earnings accretion. As we’ve discussed before, we view ourselves as an opportunistic yet very disciplined acquirer. We feel that our growing brand awareness, reputation in the marketplace, relationship-oriented culture, financial performance, and strong currency resonates with local banks when they decide to seek a merger partner. We believe that we’re building considerable franchise value for a combination of ongoing organic growth and selective acquisitions.

Slide #12, on the last slide, really summarizes concisely lays out the factors that make this transaction so compelling. In summary, it significantly strengthens our presence in highly attractive and coveted markets, it brings two well performing and growing companies together, great financials, it provides critical scale benefits, low execution risk, and, most importantly, continued franchise and shareholder value.

Cole, that’s it for the formal presentation. We’d definitely like to take some questions now.

QUESTIONS AND ANSWERS

Operator
Thank you. We will now begin the question‑and‑answer session. To ask a question, you may press star, then one on your telephone keypad. If you are using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press star, then two. At this time, we will pause for a moment to assemble our roster.

And our first question comes from Lori Hunsicker from Compass Point. Please go ahead.

Lori Hunsicker
Yeah, hi, thanks. Good morning.

Christopher Oddleifson
Good morning, Lori.

Robert Cozzone
Hi, Lori.

Lori Hunsicker
Congratulations. This looks like a very exciting deal. Chris, I was wondering, can you talk to us a little bit about how this deal came together and if it was negotiated.

Christopher Oddleifson
It was a negotiated deal. Bill and I have known each other for quite some time, and from what I understand, Bill and his Board have had some discussions and hired some outside advisors to take a look at all the potential partners, and for reasons that we like to think are our strong currency and great track record, they sought us out.

Lori Hunsicker

Great. Rob, I just wonder, can you help us think about the accretion income impact on net interest income?

Robert Cozzone
Yeah, actually -

Lori Hunsicker
What that is going to look like?

Robert Cozzone
Yeah, actually, with netting out the CDI amortization, non-cash adjustments are actually pretty modest. We anticipate that in the first full year, it will be a little less than a million dollars all in, and then a similar amount going forward. Total non-cash items will actually be pretty neutral overall, Lori.

Lori Hunsicker
Okay, and that million dollars, obviously, that’s for 2019, call it April or whenever you close it through the rest of the year? Is that right?

Robert Cozzone
No, that would actually be the first full year that I quoted there.

Lori Hunsicker
First full year, okay. Perfect. Thank you very much.

Operator
And our next question comes from Collyn Gilbert from KBW. Please go ahead.

Collyn Gilbert
Thanks. Good morning, guys.

Christopher Oddleifson
Good morning, Collyn.

Collyn Gilbert
Chris, just to follow up on the comment that you made about revenue opportunities as in the wealth management business, that seems to be, definitely a potential here. Could you just talk a little bit about how you guys think about that and how you may go about that? Because you’ve done a really good job in some of these small mergers in building that, but just walk through how you’re thinking about it specifically for Blue Hills.

Christopher Oddleifson
Well, sure. I think Blue Hills will be similar to other partners we’ve had over the years. Just a reminder for everybody else on the call, we have developed an operating model that really encourages and develops a lot of confidence in our wealth management group, such that 80 percent of the new business in our wealth management group is generated by the referrals from our branch network and our commercial bankers. Only 20 percent are from center of influences and sort of outside business.

We’ve cracked the code on eliminating channel conflicts, and we have a great value proposition that really resonates with our colleagues, many of whom are customers, and they’re able to translate that into a recommendation.

How we get started on sort of showing our new partners our capabilities is pretty block and tackle. We sit down and I’ll probably sit down, starting with Bill, and show him sort of what our wealth management offering is, how it works, why it’s special, why our customers love it, and then we’ll have a series of training education sessions up to and just after close, and then after the close, we have a fairly large business development group. One group’s focused on the branches, and one’s focused on the commercial bankers and center of influences and we’ll then begin to facilitate relationships between that business development group and internal relationship managers and portfolio managers in wealth management, and our new colleagues. And from there, the referrals start, and once we show that it works well for our new colleagues, the referrals start to pick up.

Collyn Gilbert
Okay. Okay. That’s helpful. And then, Rob, just a question for how you were thinking about Blue Hills’ deposit base into some of your projections. Obviously, your betas have been so low, you guys have a very granular deposit base, really, really low cost, and Blue Hills is a little bit different. How are you thinking about the betas within their deposit base or how the incremental growth - or just how that’s going to flow through your proforma projections here.

Rob Cozzone
Yeah, sure. Blue Hills would be the first to admit that growing quickly, the challenge is the funding side of the balance sheet, and we know that from a number of the other acquisitions that we have done too. When, these thrifts convert and they generate a lot of capital, oftentimes they’re able to get momentum on the lending side but gathering core deposits takes some time, and we’ve had the benefit of 110 years of doing that, and that’s reflected in our core deposit base.

Certainly, the deposit beta for Blue Hills’ balance sheet as of June 30th would be much higher than ours; however, they’ve also done a very nice job transitioning the asset side of the balance sheet to be asset sensitive and almost 50 percent of their loan portfolio is tied to either LIBOR or prime, which is why their margin has been expanding in the rising rate environment despite the fact that cost of deposits are heading up.

Having said that, we would plan to gradually transition from some of the wholesale type funding, including broker deposits, that make up their deposit mix and funding mix generally, and, fortunately, we have time to do that, because we have modest growth assumptions on the loan side assumed in the model.

Collyn Gilbert
Okay. Okay. That’s very helpful. And then just the last question, and this is probably more appropriate for Bill, but I’m thinking that this would go into sort of some of your capital assumptions, do you know whether Blue Hills part of their capital management plan is in paying a special dividend pretty much most years, I think every year. Do you know if they intend to continue to do that, or -

Rob Cozzone No, the merger agreement prohibits a special dividend.

Collyn Gilbert
Got it. Okay.

Rob Cozzone The most recent increase will continue, but the agreement prohibits a special dividend.

Collyn Gilbert
Okay. Great. Okay, I’ll leave I there. Thanks, guys.

Christopher Oddleifson
Thank you, Collyn.

Operator
And, once again, if you would like to ask a question, you may press star, then one. And our next question comes from Matthew Breese from Piper Jaffray. Please go ahead.

Michael Breese
Good morning, everybody.

Christopher Oddleifson
Good morning, Matt.

Robert Cozzone
Hi, Matt.

Matthew Breese
Rob, I wanted to stick to your commentary Blue Hills was growing quickly putting capital to work, and I wanted to get your thoughts on the cultural integration. Blue Hills was growing at a near double-digit clip, yourselves, at least on a percentage basis, not as fast. How are you planning on integrating their team and locking down key members and potentially putting them on a platform that might be a little bit more conservative on the lending front?

Christopher Oddleifson
Yeah, this is Chris. I’ll take that, and Rob can chime in. I would say that their growth has come from some adding teams and adding very experienced bankers and that we -the banking community is pretty small here. We actually know a number of the folks there. A number of our folks have worked with their folks over the decades, we think that the credit risk is well managed. They’ve done a nice job. There are no issues that might arise from a growth rate as extraordinary as they’ve seen over the years.

And the integration is beginning today. We are having one-on-one conversations today, because it’s very important that the bulk of that team joins us. They have the relationships, they have the knowledge. We would very much like to welcome that team to join us, so that’s how we begin that process today.

Matthew Breese
Could you just update us, you know, if, in fact, you are successful in getting the bulk of the team, what the loan growth outlook of what the proforma company might look like?

Rob Cozzone Well, I will say that we are assuming conservatively that the standalone Blue Hills’ balance sheet, if you were to strip it out, will be flat for the first couple years post-acquisition. And then, our guidance hasn’t changed, our organic growth tends to be mid- to low-single digits, barring acquisitions, and I would not expect that to be any different.

Matthew Breese
Got it. Okay. And then switching gears just to the cost saves, the 50 percent cost saves, I want to get a sense for how much of that could come from the branch network. I know the dots on the map look very much right on top of each other, but they actually fit in quite nicely to a number of holes for you, and I just wanted to get a sense for whether or not, there will be significant branch reductions or not.

Christopher Oddleifson
If you take a look at it and you zoom in on that map, you’ll see that they’re in some very distinct neighborhoods that we are not, that’s one of the major attractive features to this transaction. Nantucket is the most obvious from an island, and Hyde Park, when you zoom in on the map, you can see that they’re there.

There are a couple of branches that are right next door to each other, we have to evaluate that, and I would imagine there will be some consolidation there, but the vast majority of the branches are going to remain open.

Matthew Breese

Okay. Okay. And then just to be clear on the margin front, Rob, we should essentially be putting, you know, one and one together there and not assuming a ton of accretion income? Is that correct?

Rob Cozzone
I’m sorry, maybe that was unclear. My comment regarding the impact of non-cash items was including netting core deposit intangible amortization against accretion. Core deposit intangible amortization on an accelerated basis in the first couple years will be north of $5 million, and total accretion income will also be north of $5 million. So we’re net of the non-cash items of about a million dollars in the first 12 months, but -

Matthew Breese
Okay.

Rob Cozzone
- accretion income alone is not just a million dollars.

Matthew Breese
Understood. Okay, and then could you just venture to guess what the core margin will look like, combined?

Rob Cozzone
Yeah, it will be, obviously, slightly dilutive to the core margin on a proforma basis, to the tune of 20 to 30 basis points, assuming no re-balancing of the balance sheet, and we do intend, over the next handful of months, to determine what sort of adjustments we should make to the balance sheet from a funding perspective and what that would mean on the asset side of the balance sheet. We think we can offset some of that margin dilution.

Matthew Breese
Okay.

Rob Cozzone
However, profitability ratios are expected to be maintained or slightly improved. Obviously, with it being tangible neutral and accretive to earnings, it enhances return on tangible common equity.

Matthew Breese
That’s all I had. Thanks for taking my questions.

Christopher Oddleifson
Thank you, Matt.

Operator
Again, if you have a question, please press star, then one.

CONCLUSION

Operator
There are no further questions, thus concluding the question-and-answer session. I would like to turn the conference back over to Christopher Oddleifson for any closing remarks.

Christopher Oddleifson
Well, thank you, Cole, and thank you, everybody, for joining us today. We are extraordinarily excited about this transaction. We have two great banks coming together, and we look forward to talking to you more about it in our earnings call which is in just a few weeks. So thank you.

Rob Cozzone

Thank you.

Operator
The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

Forward Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission (the “SEC”). Such forward-looking statements include, but are not limited to, statements about the expected benefits of the merger, including the anticipated impact on Independent Bank Corp.’s (“Independent”) earnings, profitability, expenses, tangible book value, the acquisition’s expected internal rate of return, any other future financial and operating results, Rockland Trust Company’s (“Rockland Trust”) plans to maintain or expand its presence in Norfolk, Suffolk and Nantucket counties and Rockland Trust’s other plans, objectives, expectations and intentions. Any statements that are not statements of historical fact, including statements containing such words as “will,” “could,” “plans,” “intends,” “expect,” “believe,” “view,” “opportunity,” “allow,” “continues,” “reflects,” “typically,” “anticipate,” “estimated,” or similar expressions, should also be considered forward-looking statements, although not all forward-looking statements contain these identifying words. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based upon assumptions and the current beliefs and expectations of the management of Independent and Blue Hills Bancorp, Inc. (“Blue Hills”). These forward-looking statements are subject to known and unknown risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements include, but are not limited to, the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the risk that the stockholders of either Independent or Blue Hills may not adopt the merger agreement; (3) the risk that the necessary regulatory approvals may not be obtained, may be delayed, or may be obtained subject to conditions that are not anticipated; (4) delays in closing the merger or other risks that any of the closing conditions to the merger may not be satisfied in a timely manner or at all; (5) the inability to realize expected cost savings and synergies from the merger in the amounts or in the timeframe anticipated; (6) the diversion of management’s time from existing business operations due to time spent related to the merger or integration efforts; (7) the inability to successfully integrate Blue Hills Bank or that the integration will be more difficult, time-consuming, or costly than expected; (8) unexpected material adverse changes in the operation or earnings of either Independent or Blue Hills, the real estate markets in which they operate, the local economy, or the local business environment; (9) potential litigation in connection with the merger; (10) higher than expected transaction or other costs and expenses; and (11) higher than expected attrition of the customers or key employees of Blue Hills. There are important additional factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the factors described in Independent’s and Blue Hills’ Annual Reports on Form 10-K for the year ended December 31, 2017, which were filed with the SEC on February 27, 2018 and on March 7, 2018, respectively.

Except as required by law, Independent and Blue Hills disclaim any intent or obligation to update publicly any forward-looking statements, whether in response to new information, future events, inaccurate assumptions, or otherwise. Any public statements or disclosures by Independent or Blue Hills following this communication, that modifies or impacts any of the forward-looking statements contained in this communication will be deemed to modify or supersede such statements in this communication. In addition to the information set forth in this communication, you should carefully consider the Risk Factors in the joint proxy statement/prospectus when it becomes available.

Annualized, pro forma, projected and estimated numbers, if any, are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger involving Independent and Blue Hills. In connection with the proposed merger, Independent intends to file with the SEC a Registration Statement on Form S-4 containing a joint proxy statement/prospectus. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors and security holders are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information. Investors and security holders may obtain a free copy of the registration statement (when available), including the joint proxy statement/prospectus and other documents filed by Independent and Blue Hills with the SEC at the SEC’s web site at www.sec.gov. These documents may be accessed and downloaded, free of charge, at Independent’s web site at www.RocklandTrust.com under the tab “Investor Relations” and then under the heading “SEC Filings” or by directing a request to Investor Relations, Independent Bank Corp., 288 Union Street, Rockland, Massachusetts 02370, telephone (781) 982-6737. You will also be able to obtain these documents free of charge at Blue Hills’ web site at www.bluehillsbancorp.com under the section “Proxy Materials and Annual Report” or by directing a request to Corporate Secretary, Blue Hills Bancorp, Inc., 500 River Ridge Drive, Norwood, Massachusetts 02062, telephone (617) 361-6900.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Independent or Blue Hills. However, Independent, Blue Hills, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from stockholders of Independent and Blue Hills in respect of the proposed merger. Information regarding the directors and executive officers of Independent may be found in its definitive proxy statement relating to its 2018 Annual Meeting of Shareholders, which was filed with the SEC on March 29, 2018, and its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, each of which can be obtained free of charge from Independent’s website. Information regarding the directors and executive officers of Blue Hills may be found in its definitive proxy statement relating to its 2018 Annual Meeting of Stockholders, which was filed with the SEC on April 11, 2018, and its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 7, 2018, each of which can be obtained free of charge from Blue Hills’ website. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the merger will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.